# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LeonaBio, Inc., CIK 0001620463
CUSIP: 04746L203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18706 NORTH CREEK PARKWAY, SUITE 104, BOTHELL, Washington (WA), 98011
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002050194

## Reporting persons
- Spruce Street Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 393,700; sole dispositive power 0; shared dispositive power 393,700; aggregate amount beneficially owned 393,700 (4.2% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof. As of September 30, 2026, the Reporting Persons may have been deemed to beneficially owned 1,033,464 shares of Common Stock (as defined below), including 639,763 shares of Common Stock issuable upon exercise of warrants (the "Warrants"). On October 18, 2026, the Warrants expired unexercised.
- Alex R. Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 393,700; sole dispositive power 0; shared dispositive power 393,700; aggregate amount beneficially owned 393,700 (4.2% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof. As of September 30, 2026, the Reporting Persons may have been deemed to beneficially owned 1,033,464 shares of Common Stock, including 639,763 shares of Common Stock issuable upon exercise of warrants (the "Warrants"). On October 18, 2026, the Warrants expired unexercised.
- Simon Basseyn: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 393,700; sole dispositive power 0; shared dispositive power 393,700; aggregate amount beneficially owned 393,700 (4.2% of the class)
  Comment: The information set forth on this cover page reflects information as of the date hereof. As of September 30, 2026, the Reporting Persons may have been deemed to beneficially owned 1,033,464 shares of Common Stock, including 639,763 shares of Common Stock issuable upon exercise of warrants (the "Warrants"). On October 18, 2026, the Warrants expired unexercised.

## Item 1. Issuer
Name of issuer: LeonaBio, Inc.
Address of issuer's principal executive offices: 18706 NORTH CREEK PARKWAY, SUITE 104, BOTHELL, WA 98011

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Spruce Street Capital LP (the "Investment Manager"), the investment manager to certain investment funds and/or accounts (collectively, the "Spruce Street Funds"), with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock") of LeonaBio, Inc. (the "Company") held by the Spruce Street Funds;

(ii) Alex R. Ryan, co-Managing Member of Spruce Street Capital GP LLC, the general partner of the Investment Manager, and the co-Managing Partner of the Investment Manager, with respect to the shares of Common Stock held by the Spruce Street Funds; and

(iii) Simon Basseyn, co-Managing Member of Spruce Street Capital GP LLC, the general partner of the Investment Manager, and the co-Managing Partner of the Investment Manager, with respect to the shares of Common Stock held by the Spruce Street Funds.

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

777 Third Avenue, Suite 1704
New York, New York 10017
Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth as of the date hereof in this Schedule 13G is calculated based upon an aggregate of 9,421,663 shares of Common Stock outstanding as of August 12, 2026, as reported in the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2026.

As of September 30, 2026, the Reporting Persons may have been deemed to beneficially own 9.99% of the outstanding shares of Common Stock based upon an aggregate of 9,421,663 shares of Common Stock outstanding as of August 12, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 14, 2026. The Warrants described on the cover pages were subject to a 9.99% blocker whereby they were not exercisable to the extent that following such exercise, taking into account all other shares of Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own in excess of 9.99% of the outstanding Common Stock. On October 18, 2026, the Warrants expired unexercised.
Percent of class: 4.2%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As of the date hereof, not applicable. As of September 30, 2026, see Item 2(a) above; Spruce Street Capital Master Fund LP, a Spruce Street Fund, had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Spruce Street Capital LP: /s/ Alex R. Rosen, Spruce Street Capital GP LLC, its General Partner, By: Alex R. Rosen, its Co-Managing Member (11/13/2026)
- Alex R. Rosen: /s/ Alex R. Rosen, Alex R. Rosen, individually (11/13/2026)
- Simon Basseyn: /s/ Simon Basseyn, Simon Basseyn, individually (11/13/2026)